Exhibit 99.5

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF AUTOHOME INC. (Continued and to be signed on the reverse side) 14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AUTOHOME INC.

December 1, 2017

Please vote, sign, date and mail your proxy card in the envelope provided so that your vote is received on or before November 27, 2017 at 10:00 AM (New York City time).

↓ Please detach along perforated line and mail in the envelope provided. ↓

RESOLUTIONS PRESENTED FOR CONSIDERATION AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON DECEMBER 1, 2017.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. Ms. Han Qiu be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.	☐	☐	☐
2. Mr. Zheng Liu be appointed as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.